UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012

OR

☐   TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number   1-10233

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNETEK, INC.
N49 W13650 Campbell Drive
Menomonee Falls, Wisconsin  53051
(Address of principal executive offices)
(262) 783-3500
(Registrant’s telephone number, including area code)

Magnetek FlexCare Plus Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

*	Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Savings Plan Committee and the Participants
of Magnetek FlexCare Plus Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Magnetek FlexCare Plus Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magnetek FlexCare Plus Retirement Savings Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
June 21, 2013

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Magnetek FlexCare Plus Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2012 and 2011

	2012	2011
Assets
Investments - at fair value	$36,382,016	$33,812,768
Notes receivable from participants	299,587	262,010
Net assets available for benefits, at fair value	36,681,603	34,074,778

Adjustments from fair value to contract value for
fully benefit-responsive investment contracts (Note 2)	(280,788)	(107,042)

Net assets available for benefits	$36,400,815	$33,967,736

See accompanying notes to financial statements

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Magnetek FlexCare Plus Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2012 and 2011

	2012	2011

Investment Income (Loss):
Interest and dividends	$905,515	$920,756
Net appreciation (depreciation) in fair value of investments	2,598,925	(1,452,432)
Total investment income (loss)	3,504,440	(531,676)

Interest on notes receivable from participants	10,452	12,834

Contributions:
Participant	1,372,237	1,253,571
Company	384,938	327,991
Total contributions	1,757,175	1,581,562

Deductions:
Benefits paid to participants	2,776,416	2,335,102
Administrative expenses	62,572	61,625
Total deductions	2,838,988	2,396,727

Net increase (decrease)	2,433,079	(1,334,007)

Net assets available for benefits:
Beginning of year	33,967,736	35,301,743
End of year	$36,400,815	$33,967,736

See accompanying notes to financial statements

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Magnetek FlexCare Plus Retirement Savings Plan
Notes to Financial Statements
As of and for the Years Ended December 31, 2012 and 2011

1. Description of the Plan

The following description of the Magnetek FlexCare Plus Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Magnetek, Inc. (the “Company”). The Plan is subject to Section 401(k) of the Internal Revenue Code (the “Code”) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

The Plan allows newly hired eligible employees to participate on the first day of the pay period subsequent to performance of one hour of service for the Company. Newly hired employees are automatically enrolled in the Plan; however, no eligible employee shall be automatically enrolled until the eligible employee has received notice of the procedure for making contribution elections and has been given a reasonable period in which to make an election.

Contributions

Each year, participants may contribute up to 16% of eligible pre-tax annual compensation and up to an additional 10% of eligible after-tax annual compensation as a supplemental contribution, as defined in the plan document. Total contributions may not exceed 20% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Under current Plan provisions, the Company has historically contributed 50% of the first 6% of the participant's basic contributions as a matching contribution. Additional amounts may be contributed at the option of the Company's Board of Directors.

After receiving proper notification, automatically enrolled eligible employees begin making before-tax contributions to the Plan in an amount of 3% of their pay. If an automatically enrolled employee does not wish to participate in the Plan, the employee may disenroll electronically, making such an election with JPMorgan Chase Bank (“JPMorgan”), the Trustee.

Participants have the ability under the Plan to direct their contributions into a number of investment options offered by the Plan.  Participants may also choose an investment advisor option wherein ProManage, Inc. (“ProManage”) directs the allocation of the balance in the individual participant's account among the various investment options offered by the Plan.  Participants can opt out of the ProManage program or change their investment options at any time through the Trustee.

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Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan investment results, and is charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on completed years of service as follows:

Years of Service	Vested Percentage

Less than one year	0%
One	20%
Two	40%
Three	60%
Four	80%
Five or more years	100%

All employees are fully vested upon attaining age 65, death or disability, or upon the termination or discontinuation of the Plan.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are used to restore accounts for employees who are rehired, to pay Plan fees and expenses or to decrease supplemental Company contributions, if any. Forfeited nonvested accounts totaled approximately $19,000 as of both December 31, 2012, and 2011. For the years ended December 31, 2012 and 2011, forfeited nonvested accounts totaling approximately $65,000 and $104,000, respectively, were used to reduce Company contributions.

Payment of Benefits

Following termination of service, if the participant's vested account balance is less than $1,000, the participant must take a lump-sum distribution of their vested account balance.  Otherwise, the participant may elect to receive a distribution of their vested account balance at any time.

Participants may withdraw all or part of their after-tax contributions or earnings thereon only once in any 12-month period. In the event of financial hardship, there are provisions in the Plan, subject to limitations, which will permit an active participant to withdraw before-tax contributions and related earnings.

If a participant's employment is terminated due to death, disability or retirement, the participant or his or her beneficiary is entitled to a distribution of the entire balance in his or her account.

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If a participant's employment is terminated for a reason other than those stated above, the participant forfeits the nonvested portion of the Company contributions of his or her account.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $250 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment terms may be for a period not to exceed five years. The loans are secured by the balance in the participant's account and bear interest at the prime rate published in the Wall Street Journal at the time the loan is processed, plus 1%. A participant may have only one outstanding loan at any given time. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Plan pays administrative fees to the Trustee. Other administrative expenses, such as legal and accounting expenses, are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan document to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. The Plan's investment in the JP Morgan Stable Value Fund (the “Stable Value Fund”), a common collective trust fund, consists of benefit-responsive investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings (accrued interest), less participant withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Stable Value Fund as well as the adjustment from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

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The Stable Value Fund invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions, other investment products (synthetic GICs and collective investment trusts) with similar characteristics, US treasury securities and cash and cash equivalents. The Stable Value Fund investment contract provides that the Plan may make withdrawals at contract value for benefit-responsive requirements. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from U.S. Federal income taxes or any required prohibited transaction exemption under ERISA). The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest which approximates fair value. Interest is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2012 and 2011.

Payment of Benefits

Benefits are recorded when paid. There were no benefit payments requested and unprocessed as of December 31, 2012 and 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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3. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2012	2011
JPMorgan Stable Value Fund	$9,797,887	$10,239,973
JPMorgan Equity Index Select Fund	5,241,352	4,705,568
PIMCO Total Return Fund	4,498,163	4,023,834
JPMorgan International Equity Index Select Fund	3,349,990	2,427,300
American Century Funds:
Heritage Fund	3,038,882	2,614,936
Small Cap Value Fund	3,006,310	2,755,909
Inflation Protected Bond Fund	2,560,151	2,528,992
First Eagle Funds - Overseas Fund	2,550,258	2,470,514
Eaton Vance Large Cap Value Fund	2,142,926	1,896,493

The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2012	2011
Mutual funds	$2,566,140	$(1,355,720)
Magnetek, Inc. common stock	32,785	(96,712)
Total appreciation (depreciation) in fair value of Plan investments	$2,598,925	$(1,452,432)

4. Fair Value Measurements
Accounting Standards Codification (“ASC”) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).
The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

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•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for the Plan's investments measured at fair value are as follows. There have been no changes in the methodologies used during the years ended December 31, 2012 and 2011.
Magnetek, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the quoted net asset value (“NAV”) of shares held by the Plan at year end in active markets.
Common collective trust fund (JPMorgan Stable Value Fund): Valued at fair value, based on information provided by the issuer of the common collective trust fund, by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end. The fair value of the Stable Value Fund is primarily derived from inputs other than quoted market prices that are observable and are therefore classified within Level 2 of the fair value hierarchy.

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The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2012 and 2011:

Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Magnetek, Inc. common stock	$196,097	$—	$—	$196,097
Mutual Funds:		—	—	—
Bond	7,058,314			7,058,314
International	5,900,248			5,900,248
Mid Cap Growth Equity	3,038,882			3,038,882
Large Cap Blend Equity	5,241,352			5,241,352
Small Cap Value Equity	3,006,310			3,006,310
Large Cap Value Equity	2,142,926			2,142,926
Common collective trust fund	—	9,797,887	—	9,797,887
Total investments - at fair value	$26,584,129	$9,797,887	$—	$36,382,016

Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Magnetek, Inc. common stock	$149,249	$—	$—	$149,249
Mutual Funds:		—	—	—
Bond	6,552,826			6,552,826
International	4,897,814			4,897,814
Mid Cap Growth Equity	2,614,936			2,614,936
Large Cap Blend Equity	4,705,568			4,705,568
Small Cap Value Equity	2,755,909			2,755,909
Large Cap Value Equity	1,896,493			1,896,493
Common collective trust fund	—	10,239,973	—	10,239,973
Total investments - at fair value	$23,572,795	$10,239,973	$—	$33,812,768

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 15, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

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Accounting principles generally accepted in the United States of America require the Plan's management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

6. Transactions with Parties in Interest

JPMorgan Chase Bank is the Plan trustee, and JPMorgan Retirement Plan Services, an agent of JPMorgan Chase Bank, is the depository for the Plan's assets and invests funds in accordance with the Trust Agreement.  The plan administrator is the Magnetek, Inc. Savings Plan Committee. Transactions with parties in interest include purchases and sales of assets through the Trustee, the Plan's investment in Magnetek, Inc. common stock, contributions from the Company and fees paid to the Trustee. Fees incurred by the Plan for investment management services performed by the Trustee are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to Form 5500:

	December 31,	December 31,
	2012	2011
Net assets available for benefits as reported
in the financial statements	$36,400,815	$33,967,736

Adjustment from contract value to fair value for investment
relating to fully benefit-responsive investment contracts	280,788	107,042

Net assets as reported on Form 5500	$36,681,603	$34,074,778

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The following is a reconciliation of the total additions to Plan assets as reported in the financial statements to the total income reported on Form 5500:

Year Ended
December 31,
2012
Net increase in Plan assets as reported in the financial statements	$2,433,079

Adjustment from contract value to fair value for investment
relating to fully benefit-responsive investment contracts	173,746

Net income as reported on Form 5500	$2,606,825

Supplemental Schedule

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Magnetek FlexCare Plus Retirement Savings Plan

EIN:  95-3917584   Plan:  003

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2012

		Description of Investment, Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,	Current
Lessor or Similar Party		Collateral, Par or Maturity Value	Value

*	JPMorgan Chase	JPMorgan Stable Value Fund	$9,797,887
*	JPMorgan Chase	Equity Index Select Fund	5,241,352
	PIMCO	Total Return Fund	4,498,163
*	JPMorgan Chase	International Equity Index Select Fund	3,349,990
	American Century Investments	Heritage Fund	3,038,882
	American Century Investments	Small Cap Value Fund	3,006,310
	American Century Investments	Inflation Protected Bond Fund	2,560,151
	First Eagle Funds	Overseas Fund	2,550,258
	Eaton Vance	Large Cap Value Fund	2,142,926
*	Magnetek, Inc.	Common Stock	196,097
*	Various	Notes receivable from participants:
		interest rates of 4.25%, due 2013 to 2017	299,587
	Total assets (held at end of year)		$36,681,603

*Party-in-interest as defined by ERISA.

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SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

By:	/s/ MARTY J. SCHWENNER
VICE-PRESIDENT & CHIEF FINANCIAL OFFICER

Date: June 21, 2013

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Exhibit Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Baker Tilly Virchow Krause, LLP